SMARTQED, INC.

Unaudited Financial Statement for the Year Ending March 31st, 2017

November 13th, 2017

SMARTQED, INC.
BALANCE SHEET
MARCH 31, 2017

——————————

ASSETS

		2017
CURRENT ASSETS		
Cash	$	4,475
TOTAL CURRENT ASSETS		4,475
NON-CURRENT ASSETS		-
TOTAL ASSETS		$4,475

LIABILITIES & SHAREHOLDER EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	8,740
Short Term Debt		4,400
TOTAL CURRENT LIABILITIES		13,140
NON-CURRENT LIABILITIES		
Long Term Debt		85,000
TOTAL NON-CURRENT LIABILITIES		85,000
TOTAL LIABILITIES		98,140
SHAREHOLDERS' EQUITY		
Common Stock (8,000,000 issued and outstanding $.0001 par value)		800
Additional Paid in Capital		100
Retained Earnings (Deficit)		(94,565)
TOTAL SHAREHOLDERS' EQUITY		(93,665)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$4,475

SMARTQED, INC.
INCOME STATEMENT
FOR THE YEAR ENDED MARCH 31, 2017
_____

		2017
Operating Income		
Revenue	$	1,200
Cost of Revenue		(1,779)
Gross Profit		**(579)**
Operating Expenses		
Research & Development		90,903
Sales, General & Administrative		3,893
Total Operating Expenses		93,986
Operating Income		**(94,565)**
Provision for Taxes		**-**
Net Income		**$ (94,565)**

SMARTQED, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2017
_____

Cash Flow from Operations		
Net Income (Loss) For The Period	$	(94,565)
Change in Payables		8,740
Net Cash Flows from Operations		(85,825)
Cash Flow from Investing		
Net Cash Flow From Investing		-
Cash Flow from Financing		
Proceeds from Convertible Debt		85,000
Proceeds from Promissory Note		4,400
New Equity Investments		900
Net Cash Flow From Financing		**90,300**
Cash and Cash Equivalents, Beginning of Period		-
Net Change in Cash and Cash Equivalents		**4,475**
Cash and Cash Equivalents, End of Period	$	**4,475**

SMARTQED, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2017

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

     smartQED, Inc. ("the Company) is a corporation formed under the laws of the State of Delaware. The company derives revenue from selling software to medium to large enterprises to help their IT Operations teams solve problems.

     The Company will conduct an equity crowdfund offered during the fourth quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
     The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

     Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Cost of Sales

     Cost of Sales includes cloud infrastructure fees and miscellaneous software necessary to conduct sales.

Research & Development Expenses

     Software development costs, including costs of technical consultants & employees are accounted for under R&D.

Sales, General and Administrative Expenses (SG&A)

Travel, one time taxes (non-income taxes) and marketing expenses are accounted for under SG&A.

NOTE C- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States and The Company is subject to Franchise Tax Requirements in the State of Delaware. The Company reported a net loss in 2017. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it.

NOTE D- EQUITY BASED COMPENSATION

In 2016, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options/ Restricted Stock issued under the plan vest at the rate of 25% per year and grant the holder the right to either purchase the Company's stock (Option) at an exercise price or purchase the company's common stock (Restricted Stock) at a fair market price at the time of issue.

Options / Restricted Stock Authorized	1,411,760
Options/ Restricted Stock Issued	736,576
Options/Restricted Stock Available	675,184

NOTE E- Long Term Debt

The Company has convertible notes outstanding to a related party. The Notes accrue at an interest rate of 4% per annum and has 12 month terms. At holders election, and in the event that the Company issues shares and sells shares of its Preferred Stock in an equity financing, then the outstanding principal amount of the Notes and all accrued and unpaid interest on the Notes shall convert into fully paid and non-assessable shares of the Preferred stock issued in such financing at the price per share paid by the other participating investors in such financing. While the Maturity Date of the note is 12 months, the intent of the related party is not to redeem the note until a Qualified Financing where Company issues and sells shares of preferred stock.